January 27, 2012

VIA EDGAR

Mr. Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	F.N.B. Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-31940

Dear Mr. Webb:

This will confirm the telephone conversation on January 26, 2012, between Michael Johnson of the Staff and me, as counsel to F.N.B. Corporation. During the conversation, Mr. Johnson advised that it was acceptable for F.N.B. Corporation to extend to Friday, February 10, 2012, F.N.B.’s response to your comment letter dated January 11, 2012, with respect to the above-referenced filing.

Thank you for your consideration. Please feel free to call me directly at 724-983-3435 if you have any questions.

Very truly yours,

/s/ James G. Orie
James G. Orie Chief Legal Officer

cc:	Gary R. Walker, Reed Smith LLP (via email)